Exhibit 21.1

LIST OF SUBSIDIARIES

The following entities are subsidiaries of Clearwater Analytics Holdings, Inc. as of the date of this Annual Report

1.	CWAN Holdings, LLC

2.	CWAN Acquisition, LLC (formerly known as “Carbon Analytics Acquisition LLC”)

3.	Clearwater Analytics, LLC

4.	Clearwater Property Holdings, LLC

5.	Clearwater Analytics, Ltd.

6.	Clearwater Analytics India Private Limited

7.	Clearwater Analytics Singapore Private Limited

8.	Clearwater Analytics France SAS

9.	Clearwater Analytics GmbH

DOCVARIABLE Cus_DocIDValue \* MERGEFORMAT Document1